

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 15, 2007

Mr. Robert Card
Chief Executive Officer
Jet Gold Corporation
Suite 1102, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3

> **Re:** **Jet Gold Corporation**
> **Form 20-F for the Year Ended August 31, 2006**
> **Filed on February 28, 2007**
> **Form 20-F/A for the Year Ended August 31, 2006**
> **Filed on May 30, 2007**
> **Response Letter Dated May 30, 2007**
> **File No. 000-51212**

Dear Mr. Card:

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 30, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 20-F for the Fiscal Year Ended August 31, 2006</u>

1.   We note your response indicating that the audit report on your 2004 financial statements meets the necessary requirements. We do not agree with your assessment. In this manner, audit reports issued after May 24, 2004, must state compliance with the standards of the Public Company Accounting Oversight Board (United States). Please revise your filing accordingly. Please refer to Section III.D of the International Reporting and Disclosure Issues in the Division of Corporation Finance at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P215_23214

2.   Additionally, please remove your reference to US GAAS in your elevated financial data disclosure when referring to your Table 3.

Note 6. Oil and Gas Interests

3.   Please update the status of your project in Funk Prospect, Texas and indicate who is performing the drilling and related work and how much has been spent to date.

Note 13. Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

4.   Please revise to include a specific discussion of each material variation in the accounting principles, practices and methods used in preparing the financial statements in Canadian GAAP from the principles, practices, and methods generally accepted in the United States. Please refer to Item 17(c)(2) of Form 20-F.

5.   It appears that your mineral property acquisition costs are expensed as incurred under US GAAP. Please note that under EITF 04-02 the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits is considered a mineral right and capitalized as a tangible asset. Please revise your disclosure accordingly or otherwise advise.

6.   Please clarify why you have cash flows from investing activities in accordance with US GAAP for the years ended August 31, 2006 and August 31, 2005. In doing so, please indicate which investments have been liquidated to generate the related cash flows.

Engineering Comments

General

7.   We noted your EDGAR filing does not include page numbers. Please paginate all future filings.

8.   We note that you refer to or use the terms such as "Observed tonnage", drill indicated resources, proven, probable, measured, indicated, or inferred resource on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20 - F, File No. 000-51212. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Naskeena Coal Property and Atlin Property, British Columbia

9.   Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Pleas note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

10.   Disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our letter, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief